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                 February 17, 2021

       Jamie L. Buskill
       Senior Vice President, Chief Financial and Administrative Officer Boardwalk Pipeline Partners, LP
       9 Greenway Plaza, Suite 2800
       Houston, TX 77046

                                                        Re: Boardwalk Pipeline
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed February 10,
2021
                                                            File No. 333-252934

       Dear Mr. Buskill:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Ramey Layne